Exhibit 1

Elbit Systems Reports Impact of the Amendment to the Law for the
Encouragement of Capital Investments on Its Fourth Quarter 2021
Financial Results

Haifa, Israel, February 22, 2022 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems” or the "Company”) announced today that as a result of an amendment to the Law for the Encouragement of Capital Investments and the implementation of an arrangement to pay reduced tax on selected accumulated income, the Company will include a one-time expense of approximately $80 million (approximately NIS 250 million) in its financial results for the fourth quarter of 2021, which are planned to be published in March, 2022.

On November 15, 2021, the Israeli Government published the Economic Efficiency Bill (Legislative Amendments for Attaining Budgetary Objectives for the 2021 and 2022 Budget Years)- 2021 that included an amendment (the "Amendment") to the Law for the Encouragement of Capital Investments-1959 (the "Law"), according to which any distribution of a dividend on or after  August 15, 2021 by a company that has income that was exempt from tax under the Law ("Exempt Earnings") will include  an amount of Exempt Earnings, and an amount of non-exempt earnings, according to the proportion between them. The amount distributed from Exempt Earnings will be subject to payment of full corporate tax. The Amendment includes a temporary provision that allows payment of reduced corporate tax on Exempt Earnings accumulated until December 31, 2020 that were not yet distributed as a dividend ("Selected Accumulated Income").

After reviewing the matter, the Company decided to implement the temporary provision and as a result pay the reduced corporate tax in an amount of approximately $80 million (approximately NIS 250 million). This one-time expense will be recorded in the fourth quarter and full year 2021 financial results in accordance with U.S. GAAP under "Taxes on Income" and will be adjusted in the non-GAAP results. The tax amount will be paid during 2022.

Dividends distributed in the future will include Selected Accumulated Income and the withholding tax rate on them will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregated withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

For purposes of clarification the above does not constitute any obligation by Elbit Systems to distribute dividends.

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.